

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 2, 2009

Via U.S. Mail
Mr. Scott D. Bengfort
President
Mondas Minerals Corp.
13983 West Stone Avenue
Post Falls, ID 83854

Re: **Mondas Minerals Corp.
Item 4.01 Form 8-K
Filed August 7, 2009
Form 4.01 Form 8-K/A
Filed September 4, 2009
Form 4.01 Form A-K/A#2
Filed October 2, 2009
File No. 333-152330**

Dear Mr. Bengfort:

        We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Chris White
                                        Branch Chief